UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
[ ] Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instruction 1(b).
1. Name and Address of Reporting Person
   Rosenthal, David W.
   PO Box 321
   Oxford, OH USA 45056
2. Issuer Name and Ticker or Trading Symbol
   Pomeroy Computer Resources, Inc. PMRY
3. IRS Identification Number of Reporting Person, if an entity (voluntary)

4. Statement for Month/Year
   11/30/99
5. If Amendment, Date of Original (Month/Day/Year)
   11/30/99
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (x) Director  ( ) 10% Owner ( ) Officer (give title below)
   ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check applicable line)
   (x) Form Filed by One Reporting Person
   ( ) Form Filed by More than One Reporting Person

___________________________________________________________________________________________________________________________________
 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
___________________________________________________________________________________________________________________________________|
1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
___________________________________________________________________________________________________________________________________|
Common stock, par value    |11/17/|M   | |15000             |A  |11.75      |                   |I     |                           |
$0.01                      |99 [1]|    | |                  |   |           |                   |      |                           |
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Common stock, par value    |11/30/|M   | |667               |A  |6.73       |                   |D     |                           |
$0.01                      |99    |    | |                  |   |           |                   |      |                           |
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Common stock, par value    |11/17/|S   | |3000              |D  |13.04      |                   |I     |                           |
$0.01                      |99 [2]|    | |                  |   |           |                   |      |                           |
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Common stock, par value    |11/23/|S   | |2000              |D  |13.00      |                   |I     |                           |
$0.01                      |99 [3]|    | |                  |   |           |                   |      |                           |
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Common stock, par value    |11/24/|S   | |2500              |D  |12.88      |                   |I     |                           |
$0.01                      |99 [4]|    | |                  |   |           |                   |      |                           |
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Common stock, par value    |11/30/|S   | |2500              |D  |12.88      |                   |I     |                           |
$0.01                      |99 [5]|    | |                  |   |           |                   |      |                           |
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Common stock, par value    |11/17/|S   | |5000              |D  |12.88      |                   |I     |                           |
$0.01                      |99 [6]|    | |                  |   |           |                   |      |                           |
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Common stock, par value    |11/18/|S   | |667               |D  |12.69      |1075 [7]           |D     |                           |
$0.01                      |99    |    | |                  |   |           |                   |      |                           |
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
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
___________________________________________________________________________________________________________________________________|
1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
___________________________________________________________________________________________________________________________________|
Stock Options (Right  |11.75   |11/17|M   | |           |300|5/11/|5/11/|Common      |3000   |       |            |I  |            |
to Buy)               |[8]     |/99  |    | |           |0  |99   |01   |stock, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $0.01 |       |       |            |   |            |
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Stock Options (Right  |11.75   |11/18|M   | |           |200|5/11/|5/11/|Common      |2000   |       |            |I  |            |
to Buy)               |[9]     |/99  |    | |           |0  |99   |01   |stock, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $0.01 |       |       |            |   |            |
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Stock Options (Right  |11.75   |11/22|M   | |           |250|5/11/|5/11/|Common      |2500   |       |            |I  |            |
to Buy)               |[10]    |/99  |    | |           |0  |99   |01   |stock, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $0.01 |       |       |            |   |            |
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Stock Options (Right  |11.75   |11/23|M   | |           |250|5/11/|5/11/|Common      |2500   |       |            |I  |            |
to Buy)               |[11]    |/99  |    | |           |0  |99   |01   |stock, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $0.01 |       |       |            |   |            |
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Stock Options (Right  |11.75   |11/24|M   | |           |500|5/11/|5/11/|Common      |5000   |       |            |I  |            |
to Buy)               |[12]    |/99  |    | |           |0  |99   |01   |stock, par  |       |       |            |   |            |
                      |        |     |    | |           |   |     |     |value $0.01 |       |       |            |   |            |
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Stock Options (Right  |6.73    |11/30|M   | |           |667|4/10/|4/10/|Common      |667    |       |17500       |D  |            |
to Buy)               |        |/99  |    | |           |   |94 [1|01   |stock, par  |       |       |[14][15]    |   |            |
                      |        |     |    | |           |   |3]   |     |value $0.01 |       |       |            |   |            |
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
Explanation of Responses:
1. Represents shares (acquired from 11/17/99 through 11/24/99) of common stock owned by his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
2. Represents shares of common stock owned by his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
3. Represents shares of common stock owned by his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
4. Represents shares of common stock owned by his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
5. Represents shares of common stock owned by his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
6. Represents shares of common stock owned by his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
7. Represents 1,075 shares of common stock owned by his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
8. Represents options granted to his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
9. Represents options granted to his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
10. Represents options granted to his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
11. Represents options granted to his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
12. Represents options granted to his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
13. Options granted to Directors are exercisable one year after date of grant for not more than one-third of the shares subject to the option and an additional one-third of the shares subject to the option may be exercised for each of the two years thereafter.
14. Includes 10,000 option shares for his spouse, as to which Mr. Rosenthal disclaims beneficial ownership.
15. Options granted to Directors are exercisable one year after date of grant for not more than one-third of the shares subject to the option and an additional one-third of the shares subject to the option may be exercised for each of the two years thereafter.

David W. Rosenthal
SIGNATURE OF REPORTING PERSON
/Signature/

DATE
1/10/00